UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

             REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
                         13a-16 OR 15d-16 UNDER THE
                      SECURITIES EXCHANGE ACT OF 1934

                              FOR JUNE 2, 2005

                       COMMISSION FILE NUMBER 1-11284

                                NORANDA INC.
              (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                    BCE PLACE, 181 BAY STREET, SUITE 200
                      TORONTO, ONTARIO, CANADA M5J 2T3
                  (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F ___  Form 40-F  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

                      Yes ___  No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

                      Yes      No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes  _   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The documents listed in the Exhibit List to this Form 6-K are furnished pursuant to Form 6-K.

EXHIBIT NO.    DESCRIPTION

99.1 Underwriting Agreement dated as of June 2, 2005 between Noranda Inc. and the underwriters named therein.

99.2 Form of Tenth Supplemental Indenture to be dated as of June 8, 2005 between Noranda Inc. and Computershare Trust Company of Canada, as Trustee.

In addition, the following documents are hereby deemed filed for purposes of the Securities Exchange Act of 1934 and are incorporated by reference as additional exhibits (with the numbers indicated below) into the registrant's Registration Statement on Form F-9 (File No. 333-125431):

4.9 Underwriting Agreement dated as of June 2, 2005 between Noranda Inc. and the underwriters named therein.

7.11 Form of Tenth Supplemental Indenture to be dated as of June 8, 2005 between Noranda Inc. and Computershare Trust Company of Canada, as Trustee.




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                                 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                NORANDA INC.
                                (Registrant)

June 2, 2005              By:  /s/ Stephen K. Young
                              -----------------------------------------------
                               Stephen K. Young - Corporate Secretary

                               EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION

99.1 Underwriting Agreement dated as of June 2, 2005 between Noranda Inc. and the underwriters named therein.

99.2 Form of Tenth Supplemental Indenture to be dated as of June 8, 2005 between Noranda Inc. and Computershare Trust Company of Canada, as Trustee.